SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

NovaCopper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66988K102

(CUSIP Number)

Electrum Strategic Resources L.P.
535 Madison Avenue, 11th Floor
New York, NY 10022
(646) 532-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	66988K102	Page 2 of 12

1	NAME OF REPORTING PERSON Electrum Strategic Resources L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,783,319 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,783,319 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,783,319 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.63%
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 16,022,449 of the Issuer’s common shares and (ii) 2,760,870 of the Issuer’s commons  shares issuable upon exercise of warrants that are currently exercisable.

CUSIP No.	66988K102	Page 3 of 12

1	NAME OF REPORTING PERSON The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,783,319 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,783,319 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,783,319 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.63%
14	TYPE OF REPORTING PERSON OO

(2) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P. and (ii) 2,760,870 of the Issuers commons  shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

CUSIP No.	66988K102	Page 4 of 12

1	NAME OF REPORTING PERSON Electrum Global Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,783,319 (3)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,783,319 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,783,319 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.63%
14	TYPE OF REPORTING PERSON OO

(3) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P. and (ii) 2,760,870 of the Issuer’s commons  shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

CUSIP No.	66988K102	Page 5 of 12

1	NAME OF REPORTING PERSON TEG Global GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,783,319 (4)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,783,319 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,783,319 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.63%
14	TYPE OF REPORTING PERSON OO

(4) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P. and (ii) 2,760,870 of the Issuer’s commons  shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

CUSIP No.	66988K102	Page 6 of 12

1	NAME OF REPORTING PERSON Leopard Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,783,319 (5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,783,319 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,783,319 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.63%
14	TYPE OF REPORTING PERSON OO

(5) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P. and (ii) 2,760,870 of the Issuer’s commons  shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

CUSIP No.	66988K102	Page 7 of 12

1	NAME OF REPORTING PERSON GRAT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 833,333 Common Shares
	8	SHARED VOTING POWER: 18,783,319 (6)
	9	SOLE DISPOSITIVE POWER: 833,333 Common Shares
	10	SHARED DISPOSITIVE POWER: 18,783,319 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,616,652 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.94%
14	TYPE OF REPORTING PERSON OO

(6) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P. and (ii) 2,760,870 of the Issuer’s commons  shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

(7) Consists of the securities described in Footnote (6) and 833,333 of the Issuer’s common shares held by GRAT Holdings LLC

CUSIP No.	66988K102	Page 8 of 12

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) (“Electrum Strategic”) on May 10, 2012, as amended and restated by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on December 31, 2012 and further amended by Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on July 9, 2014 (as amended, the “Schedule 13D”) with respect to the common shares of NovaCopper Inc. (the “Issuer”).  All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 22, 2015, the Issuer entered into a definitive arrangement agreement (the “Arrangement”) with Sunward Resources Ltd. (“Sunward”), pursuant to which the Issuer agreed to acquire all of the issued and outstanding common shares of Sunward (“Sunward Common Shares”) in exchange for 0.3 Common Shares for each outstanding common share of Sunward and such other consideration as is set forth in the Arrangement.

Electrum Strategic Acquisitions LLC and Electrum Strategic Acquisitions II LLC (together, the “Related Parties”), which are affiliates of the Reporting Persons, collectively own approximately 26,175,000 Sunward Common Shares, representing approximately 18.2% of the outstanding Sunward Common Shares.  In connection with the Issuer’s entry into the Arrangement, the Related Parties (and certain unaffiliated shareholders of Sunward) entered into Voting Support Agreements with the Issuer, pursuant to which the Related Parties (and certain unaffiliated shareholders of Sunward) agreed, among other things, not to transfer their Sunward Common Shares and to vote their Sunward Common Shares in favor of the approval of the Arrangement and the transactions contemplated thereby.  Each Reporting Person intends to vote the Common Shares of the Issuer beneficially owned by such Reporting Person in favor of the approval of the Arrangement and the transactions contemplated thereby.  If the transactions contemplated by the Arrangment are consummated, it is anticipated that the combined company will be owned approximately 58% by the Issuer’s shareholders and 42% by Sunward’s shareholders.

Item 5.                            Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

As of April 23, 2015, the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below.  Percentage ownership is based upon 60,633,701 Common Shares outstanding,  as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2015.

(a)

(1)	Reporting Persons

Number of shares:  18,783,319
Percentage of shares:  29.63%

CUSIP No.	66988K102	Page 9 of 12

(2)	Electrum Strategic

Number of shares:  18,783,319
Percentage of shares:  29.63%

(3)	Global Holdings

Number of shares:  18,783,319
Percentage of shares:  29.63%

(4)	Global GP

Number of shares:  18,783,319
Percentage of shares:  29.63%

(5)	TEG Services

Number of shares:  18,783,319
Percentage of shares:  29.63%

(6)	Leopard

Number of shares:  18,783,319
Percentage of shares:  29.63%

(7)	GRAT Holdings

Number of shares:  19,616,652
Percentage of shares:  30.94%

(b)

(1)	Electrum Strategic

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  18,783,319*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  18,783,319*

(2)	Global Holdings

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  18,783,319*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  18,783,319*

CUSIP No.	66988K102	Page 10 of 12

(3)	Global GP

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  18,783,319*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  18,783,319*

(4)	TEG Services

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  18,783,319*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  18,783,319*

(5)	Leopard

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  18,783,319*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  18,783,319*

(6)	GRAT Holdings

Sole power to vote or direct the vote:  833,333
Shared power to vote or direct the vote:  18,783,319*
Sole power to dispose or to direct the disposition:  833,333
Shared power to dispose or direct the disposition:  18,783,319*

*Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic and (ii) 2,760,870 of the Issuer’s commons shares issuable upon exercise of warrants held by Electrum Strategic that are currently exercisable.

Global GP is the sole general partner of, and TEG Services is the investment adviser to, Global Holdings.  TEG Services possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the Common Shares held by Electrum Strategic. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings, including decisions on behalf of GRAT Holdings with respect to the securities reported herein.

(c)                   No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

CUSIP No.	66988K102	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2015

ELECTRUM STRATEGIC HOLDINGS L.P. By: Electrum Strategic Management LLC, its General Partner

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Managing Director

ELECTRUM GLOBAL HOLDINGS L.P. By: TEG Global GP Ltd., its General Partner

By:	/s/ William Natbony
Name: William Natbony
Title: Director

LEOPARD HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager

TEG GLOBAL GP LTD.

By:	/s/ William Natbony
Name: William Natbony
Title: Director

CUSIP No.	66988K102	Page 12 of 12

GRAT HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Senior Managing Director